November 17, 2023

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Response dated September 29, 2023 Filed September 29, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Melissa Kindelan and Christine Dietz:

Tuya Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated October 16, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and response dated September 29, 2023.

The Company submitted a letter dated October 24, 2023 to the Staff, seeking an extension of the deadline for its responses to November 17, 2023. The Company has diligently reviewed and considered the Staff’s comments and is in the process of preparing responses to these comments. However, due to the additional time required to finalize the financial statements for recalculating the Company’s responses as of September 30, 2023 as requested in the Comment Letter and in the interest of providing the most comprehensive and accurate information, the Company finds it necessary to request a further extension of the deadline to December 1, 2023.

We do appreciate the Staff’s understanding of this extension. We remain committed to maintaining open communication with the Staff and are available for any discussions or clarifications that may be required during this period.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned by telephone at +86 1381-076-1057 or via email at jessie@tuya.com, Xiaolang Chai of Tuya Inc. by telephone at +86 1381-700-4321 or via email at chaixl@tuya.com, or Li He of Davis Polk & Wardwell LLP by telephone at +852-2533-3306 or via email at li.he@davispolk.com.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
	Name:	Yao (Jessie) Liu
	Title:	Chief Financial Officer

cc:	Xiaolang Chai Capital Market Director, Tuya Inc. Li He Davis Polk & Wardwell LLP